STANDARD MOTOR PRODUCTS, INC.
37-18 Northern Boulevard
Long Island City, NY 11101

January 13, 2011

VIA EDGAR AND
OVERNIGHT DELIVERY

Kevin L. Vaughn
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Standard Motor Products, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 11, 2010
File No. 001-04743

Dear Mr. Vaughn:

Set forth below are the responses of Standard Motor Products, Inc., a New York corporation (the “Company”), to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 23, 2010, with respect to the Company’s above-captioned Form 10-K for the year ended December 31, 2009 filed with the Commission on March 11, 2010 (the “Form 10-K”).  For convenience of reference, the paragraph numbers of this response conform to the paragraph numbers of the Staff’s comments and we have repeated each comment below followed by the Company’s response.  All capitalized terms used herein, and not otherwise defined herein, have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2009

Liquidity and Capital Resources, page 36

Financing Activities, page 37

1.
We note the May 2009 exchange of 6.75% convertible debentures for 15% convertible debentures, and the July 2009 issuance of 15% notes.  In future filings, please explain the reasons for incurring this debt, the use of the proceeds, and how the incurrence of such debt fits into your overall business plan.  Please provide your proposed disclosures as part of your response.  Refer to 501.13.a of the Financial Reporting Codification.

Kevin L. Vaughn
January 13, 2011
Page Two

We have reviewed Section 501.13.a of the Financial Reporting Codification in detail and recognize that it requires that Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) include information that is material to an understanding of the company’s cash requirements.  Although our current disclosure in the MD&A includes a discussion of the May 2009 exchange of $12.3 million aggregate principal amount of our outstanding 6.75% convertible subordinated debentures due 2009 for a like principal amount of newly issued 15% convertible subordinated debentures due 2011 (“the 15% Debentures”) and the July 2009 issuance of $5.4 million aggregate principal amount of 15% unsecured promissory notes (“the 15% Notes”), we recognize that our disclosure can be enhanced by a discussion of the reasons for incurring both the 15% Debentures and the 15% Notes, the use of the proceeds and the impact on our liquidity.  As such, in future filings we will include language similar to the following:

“During 2009, we exchanged $12.3 million aggregate principal amount of our outstanding 6.75% convertible subordinated debentures due 2009 for a like principal amount of newly issued 15% convertible subordinated debentures due 2011.  The newly issued 15% convertible subordinated debentures are convertible into our common stock at the option of the holders at a conversion price of $15 per share as opposed to the conversion price of $32.19 per share offered to holders of the 6.75% convertible subordinated debentures.  The impact of common shares to be issued, if converted, would be an increase from approximately 382,100 shares under the 6.75% convertible subordinated debentures to approximately 820,000 shares under the newly issued 15% convertible subordinated debentures at the aggregate principal amount of $12.3 million.  We did not receive any cash proceeds from the exchange.  In addition in 2009, we issued $5.4 million aggregate principal amount of 15% unsecured promissory notes to certain directors and executive officers and to the trustees of our Supplemental Executive Retirement Plan on behalf of the plan participants.  Cash proceeds from the issuance were used to repay a portion of our revolving credit facility.  The purpose of each of these transactions was to enable us to refinance the outstanding principal amount of our then existing 6.75% convertible subordinated debentures at maturity on July 15, 2009 with funds from our revolving credit facility.  As a result of these transactions, we extended our short term maturity on $17.7 million of debt for two years until 2011, increased interest expense on an annualized basis by $1.5 million from $1.2 million to $2.7 million, and enhanced our financial flexibility.”

Kevin L. Vaughn
January 13, 2011
Page Three

Notes to Consolidated Financial Statements, page 54

Note 1 – Summary of Significant Accounting Policies, page 54

2.
Please disclose your accounting policy for the accrual and disclosure of loss contingencies as described in footnote 19 and your policy as to how the changes in your various accounting estimates are recorded.

Please note that Note 1 - Summary of Significant Accounting Policies includes a disclosure of our accounting policy for the accrual and disclosure of our material loss contingencies under the headings “Environmental Reserves” and “Asbestos Litigation” at pages 58 and 59, respectively.  Please note further that the other loss contingencies described in footnote 19 as related to Antitrust Litigation and Other Litigation are in early stages of litigation for which no accrual has yet been established as of December 31, 2009 as any potential liability for these matters is neither probable nor able to be reasonably estimated, and that reserves for product warranties are fully disclosed in footnote 19.  We believe that our disclosure can be enhanced by including our general accounting policies for the accrual and disclosure of loss contingencies and product warranties in Note 1 - Summary of Significant Accounting Policies in our future filings using language similar to the following:

“Loss Contingencies

When it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated, we establish a reserve based on management’s judgment as to the likelihood of a range of amounts needed to pay damages in the future for events that have already occurred.  We maintain an ongoing monitoring and identification process to assess how the activities are progressing against the accrued estimated costs.  Adjustments to the liabilities are recorded in the statement of operations in the period when additional information becomes available that affects our estimate of costs or payments to be made.

Product Warranty

We establish a provision for estimated expenses related to product warranties at the time products are sold.  These estimates are established using historical information on the nature, frequency and average cost of claims.  Revision to the reserves for estimated product warranties is made when necessary, based upon changes in these factors.  We regularly study trends of such claims.”

Kevin L. Vaughn
January 13, 2011
Page Four

Note 10 – Credit Facilities and Long-Term Debt, page 71

Unsecured Promissory Notes to Related Parties, page 73

3.	Please disclose your related party notes on the face of your balance sheet in future filings. Refer to Rule 4-08(k) of Regulation S-X.

We have reviewed in detail Rule 4-08(k) of Regulation S-X.  Although it should be noted that the 15% Notes to related parties were paid in full in July 2010 with funds from our revolving credit facility, we confirm that we will, in our future filings, disclose the 15% Notes and any future related party transactions on the face of the balance sheet in addition to our footnote disclosures and disclosures in our statement of cash flows.

Note 15 – Other Income (Expense), page 86

4.	We note the gain on sale of buildings. Please tell us why the gain was not included in operating income in accordance with paragraph 360-10-45-5 of the FASB Accounting Standards Codification.

The gain on the sale of buildings of $1 million in 2009 and $21.8 million in 2008 as disclosed in Note 15 - Other Income (Expense) and Note 5 – Sale of Long Island City, New York Property relates primarily to the sale / leaseback of the Long Island City, New York property.  At the time of our 2008 Form 10-K filing, we believed practice to be varied as to where to classify the gain on sale and found limited guidance in the sale / leaseback accounting literature.  As a result, it was our opinion that the transaction best met the term “miscellaneous other income” of Regulation S-X, Rule 5-03(b)(7).  We viewed this transaction as a non-recurring, non-operating transaction and, hence, did not record the gain in operating income.

Based upon the Staff’s comment and our review of paragraph 360-10-45-5 of the FASB Accounting Standards Codification, we will report gains / losses on the sale of long-lived assets as part of operating income in future filings and propose to correct the presentation of prior periods for this matter in our upcoming annual report on Form 10-K for the year ended December 31, 2010 which we plan to file on or about March 7, 2011.  We do not believe that filing an amended Form 10-K for the year ended December 31, 2009 is necessary because we have determined that the effect is not material to any of the periods presented for the following reasons: (a) there is no effect on net income or income from continuing operations; (b) there is an effect on operating income; however, the effect is to reduce the operating loss in 2008 and improve the operating income in 2009 and no trend is affected; and (c) the total mix of information available in the financial statements and existing footnotes provide full disclosure of the material underlying sale / leaseback transaction in Note 5 – Sale of Long Island City, New York Property and in Note 15 – Other Income / (Expense).  In addition, it should be noted that the reporting of the gain in this manner had no impact on our debt covenants, or with us meeting any other regulatory requirements.  For these reasons, we believe that the reporting and disclosures made in our 2009 Form 10-K were not misleading to a reader of our financial statements.

Kevin L. Vaughn
January 13, 2011
Page Five

Note 16 – Income Taxes, page 86

5.
Please revise future filings to disclose the component amounts of deferred tax assets attributable to net operating losses, capital loss and tax credit carry forwards.  Refer to paragraph 740-10-50-2 of the FASB Accounting Standards Codification.

We have reviewed in detail the guidance delineated in 740-10-50 of the FASB Accounting Standards Codification.  We have noted the Staff’s comment and confirm that we will, in our future filings, disclose the component amounts of deferred tax assets attributable to net operating losses, capital loss and tax credit carry forwards.

In connection with our responses to the comments received in your letter dated December 23, 2010, we acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Kevin L. Vaughn
January 13, 2011
Page Six

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions in connection with our responses to your comments, please contact me at (718) 316-4333, Carmine J. Broccole, Esq., our Vice President General Counsel, at (718) 316-4940, or William J. Fazio, our Chief Accounting Officer at (718) 316-4713.

Sincerely,

/s/ James J. Burke

James J. Burke
Vice President Finance
   and Chief Financial Officer

cc:	Gary Newberry
Staff Accountant – SEC

Lynn Dicker
Reviewing Accountant - SEC

Carmine J. Broccole, Esq.
Vice President General Counsel
  and Secretary

William J. Fazio
Chief Accounting Officer